Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

(410) 363-3000, Ext. 224

or

Zachary Mizener

Lambert & Co.

(315) 529-2348

Universal Security Instruments Reports Second-Quarter Results

OWINGS MILLS, Md. November 19, 2024 - Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced results for its fiscal second quarter and six months ended September 30, 2024.

For the three months ended September 30, 2024, sales increased 93.8% to $7,203,269 compared to sales of $3,717,455 for the same period last year. The Company reported net income of $576,978, or $0.25 per basic and diluted share, compared to a net loss of $186,425 or $0.08 per basic and diluted share for the same period last year.

For the six months ended September 30, 2024, sales increased 13.3% to $11,801,785 versus $10,416,266 for the same period last year. The Company reported net income of $134,772, or $0.06 per basic and diluted share, compared to a net loss of $21,295 or $0.01, per basic and diluted share for the corresponding 2022 period. Included in the results for the quarter ended September 30, 2024, were sales to a national retail chain which accounted for approximately $3,541,000 of the increased sales. The Company does not anticipate that this level of sales and net income will continue in succeeding quarters.

“As previously reported, on October 29, 2024, the Company entered into an Asset Purchase Agreement by and among the Company and its a wholly owned subsidiary and Feit Electric Company, Inc., a California corporation. The Company expects to continue business as usual pending shareholder approval and the closing of the Asset Purchase Agreement which is expected to be in the first quarter of calendar 2025” said Harvey Grossblatt, CEO.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer and distributor of safety and security devices. Founded in 1969, the Company has an over 55-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

------------------------------------------------------------

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements. We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements. We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

-- more --

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(UNAUDITED)

	Three Months Ended September 30,
	2024	2023
Sales	$7,203,269	$3,717,455
Net income (loss)	576,978	(186,425)
Earnings (Loss) per share:
Basic and diluted	$0.25	$(0.08)

Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Six Months Ended September 30,
	2024	2023
Sales	$11,801,785	$10,416,226
Net income (loss)	134,772	(21,295)
Earnings (Loss) per share:
Basic and diluted	$0.06	$(0.01)

Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS
	Sept. 30, 2024	Sept. 30, 2023
Cash	$234,199	$254,818

Accounts receivable and amount due from factor	6,460,368	3,130,458
Inventory	5,980,798	4,968,433
Prepaid expense	152,429	365,630

TOTAL CURRENT ASSETS	12,827,794	8,719,339

PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	108,892	276,043
OTHER ASSETS	—	—
TOTAL ASSETS	$12,936,686	$8,995,382

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor.	$4,216,134	$912,147
Short-term portion of operating lease liability	93,065	154,969
Accounts payable	3,064,147	1,990,116
Accrued liabilities	465,541	507,563
TOTAL CURRENT LIABILITIES	7,838,887	3,564,795

LONG TERM PORTION OF OPERATING LEASE LIABILITY	—	93,065
TOTAL LONG-TERM LIABILITIES	—	93,065

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at September 30, 2024 and 2023	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(7,811,171)	(7,571,448)

TOTAL SHAREHOLDERS’ EQUITY	5,097,799	5,337,522
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,936,686	$8,995,382